UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019.

Commission File Number: 333-226990

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement.

On March 27, 2019, China Xiangtai Food Co., Ltd., (the “Company”) entered into a First Extension Agreement (the “Extension Agreement”) with Boustead Securities, LLC (the “Underwriter”) to extend the Underwriting Agreement (the “Underwriting Agreement”) dated October 1, 2018 in connection with Company’s proposed initial public offering (the “Offering”). Pursuant to the Extension Agreement, the offering period of the IPO has been extended until May 15, 2019.

Concurrently, the Company and the Underwriter have promptly notified FinTech Clearing, LLC (the “Deposit Account Agent”) the extension of the IPO.

The foregoing description of the Extension Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Extension Agreement, which is filed as Exhibit 10.1 and is incorporated herein by reference.

Exhibit No.	Exhibit

10.1	First Extension Agreement dated March 27, 2019 by and between China Xiangtai Food Co., Ltd. and Boustead Securities, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2019	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board